January 25, 2013
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:	DSW Inc.
Form 10-K for year ended January 28, 2012
Filed March 27, 2012
Response dated December 12, 2012
File No. 1-32545

Dear Ms. Jenkins:

On behalf of DSW Inc. (the “Company”), set forth below is the response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that appeared in your letter, dated January 4, 2013, with respect to the filings referenced above. For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold followed by the response.

Form 10-K for the Fiscal Year Ended January 28, 2012
Notes to Consolidated Financial Statements, page F-10
15. Income Taxes, page F-36

1.
We note your response to comment two of our letter dated November 29, 2012. Please confirm our understanding that you accounted for the Merger as a common control transaction under ASC 805-50 and, if so, also explain to us how you considered the guidance in ASC 740-20-45-11(g) (changes in tax bases) and, by analogy, paragraphs 270-272 of FAS 109 as related to the deferred tax consequences that resulted from the Merger. Also further explain to us why you believe the tax effects related to RVI's historical basis difference in its DSW stock and the PIES temporary difference were not direct tax effects resulting from the application of the relevant tax law to the transaction.

The following represents the accounting analysis we undertook in connection with evaluating the tax effects of the Merger between DSW and RVI. Due to the complexity of these matters, at the time of the Merger, we consulted with our independent auditor, Deloitte & Touche LLP, in reaching these conclusions. The National Office of Deloitte & Touche LLP took part in that consultation, and concurs with each of the conclusions outlined below.

We accounted for this transaction as a downstream merger. Substantively, the downstream merger resulted in the reacquisition of the preexisting noncontrolling interest in DSW, along with the merger of a parent (RVI) and its subsidiary (DSW). The reacquisition of the noncontrolling interest was accounted for pursuant to ASC 810-10-45-23 (formerly Statement 160), and the merger of the parent (RVI) and subsidiary (DSW) legal entities was accounted for as a common control transaction with no new basis of accounting.

Valuation allowance reversal

As referenced in the Staff's comment, we considered, by analogy, the guidance previously contained in paragraphs 270-272 of Statement 109. Those paragraphs provided guidance as to the accounting for a change in valuation allowance in connection with a pooling of interests. While not included in the FASB codification, legacy guidance for pooling of interests is often referred to by analogy when accounting for common control transactions, due to the similarity in accounting models (that is, use of a carryover basis of accounting).

We believe there is some merit to this analogy; however, there are significant differences between the RVI/DSW Merger and the nature of a pooling of interests. Unlike a pooling of interests, the Merger involved the reacquisition of a noncontrolling interest (for which there is explicit income tax accounting guidance within the codification).

Further, the reversal of the valuation allowance in this circumstance was due to the ability to now utilize income within the consolidated group in order to recover NOLs and tax credits that also existed within the same consolidated group; in contrast, pooling of interest transactions involved bringing together two previously unrelated entities. We ultimately concluded that other guidance within the codification, outlined below, is more directly relevant to the Merger than the guidance in paragraphs 270-272 of Statement 109.

The reversal of the valuation allowance occurred in connection with the reacquisition of the noncontrolling interest, as the elimination of the noncontrolling interest allows the operating profits of DSW to be applied against the NOLs and tax credits that previously existed at RVI. Reacquisition of a noncontrolling interest is considered to be a transaction among shareholders as, subsequent to the issuance of Statement 160, minority shareholders of a subsidiary are considered to be shareholders of the consolidated group (ASC 810-10-45-15). Accordingly, we looked to the guidance in ASC 740-10-45-21, which states, in part:

Changes in valuation allowances due to changed expectations about the realization of deferred tax assets caused by transactions among or with shareholders shall be included in the income statement.

The FASB made clear in paragraph A19 of ASU 2010-08 that this guidance does in fact apply to transactions with noncontrolling interest shareholders subsequent to the issuance of Statement 160. We concluded that this guidance is directly applicable, as the changed expectations about the realization of RVI's deferred tax assets were in fact caused by a transaction with shareholders. We also concluded that this accounting is most reflective of the economic substance of the transaction. As referenced above, the Merger enables taxable income from one part of the consolidated group to be utilized against NOLs and tax credits that also resided within the same consolidated group. This is no different than the result of many common tax planning strategies, for which the benefit is reflected in the income statement.

PIES Temporary Difference, and RVI's Basis Difference in DSW Stock

The elimination of RVI's basis difference in DSW stock, and the elimination of the PIES temporary difference, both occurred contemporaneous with the Merger transaction. We looked to ASC 740-20-45-11(g), which states:

All changes in the tax bases of assets and liabilities caused by transactions among or with shareholders shall be included in equity including the effect of valuation allowances initially required upon recognition of any related deferred tax assets.

Further interpretive guidance on the application of this paragraph to a transaction with noncontrolling shareholders is provided in the following Deloitte & Touche LLP accounting manual Q&A (ASC 810-10-45 -Q&A 18):

Accounting for the Tax Effects of Transactions With Noncontrolling Shareholders

As described in 810-10-45 (Q&A 26), a parent accounts for changes in its ownership interest in a subsidiary as equity transactions when it maintains control. The parent cannot recognize a gain or loss in consolidated net income or comprehensive income for such transactions and is not permitted to step up a portion of the subsidiary's net assets to fair value for the additional interests acquired (i.e., no additional acquisition method accounting). As part of the equity transaction accounting, the entity must also reallocate the subsidiary's accumulated other comprehensive income between the parent and the noncontrolling interest.

Question
How should an entity account for the tax effects of transactions that affect its ownership interest in its subsidiary but that do not result in a change in control?

Answer
The tax accounting consequences related to stock transactions associated with a subsidiary are dealt with in ASC 740-30-25-5 and ASC 740-30-25-7 and 25-8. The direct tax effect of a change in ownership interest in a subsidiary when a parent maintains control is generally recorded in shareholders' equity. Some transactions with noncontrolling shareholders may create both a direct and an indirect tax effect. It is important to properly distinguish between the direct and indirect tax effects of a transaction, since their accounting may differ. For example, the indirect tax effect of a parent's change in its assumptions associated with undistributed earnings of a foreign subsidiary resulting from a sale of its ownership interest in that subsidiary is recorded as income tax expense rather than as an adjustment to shareholders' equity.

Pursuant to this interpretive guidance, only the direct tax effects of a transaction with noncontrolling shareholders are recorded within equity. This is consistent with the language in ASC 740-20-45-11(g), which refers to only recording within equity “changes in the tax bases of assets and liabilities” that arise from a transaction with shareholders. Changes in the tax bases of assets and liabilities are direct tax effects, as they result directly from the transaction with the noncontrolling interest and specifically correspond to the pre-tax amount that is recorded within equity. For example, in some noncontrolling interest acquisitions, the tax law permits a step-up in the tax basis of assets to the extent of the percentage noncontrolling interest that has been acquired. This gives rise to a deferred tax asset, as no corresponding step-up in book basis is permitted under ASC 810. That deferred tax asset must be credited to equity as it is a direct tax effect of the transaction with the noncontrolling shareholders.

In contrast, both the elimination of RVI's historical outside basis difference in DSW, and the elimination of the PIES temporary difference, represent indirect tax effects.

With respect to the elimination of the PIES temporary difference, this is not due to a change in the tax basis of the underlying security. As background, the PIES are a debt instrument with an embedded range forward that could be settled at RVI's option either in shares of DSW or cash. Due to the terms of the instrument, an embedded derivative was required to be bifurcated for accounting purposes and marked to market by RVI each quarter. Prior to the merger, RVI was required to record deferred taxes for this mark to market adjustment, as a taxable gain or loss would have resulted upon settlement under the tax law due to the indexation of the instrument to DSW (a different legal entity than the issuer, RVI).

Subsequent to the occurrence of the merger, under the tax law, the ultimate settlement of the PIES will not give rise to any taxable gain or loss as the security is no longer indexed to the stock of a different legal entity than the issuer (DSW and RVI have merged). Accordingly, no deferred taxes are associated with the bifurcated embedded derivative. The elimination of the temporary difference related to the PIES is attributable to the fact that the underlying entity to which the security's value is indexed has changed. Additionally, that phenomenon (a change in indexation) is more so due to the intercompany merger of the parent (RVI) and the subsidiary (DSW), than it is to the reacquisition of the noncontrolling interest. The write-off of the preexisting deferred tax asset was accordingly charged to the income statement.

Similar to the elimination of the PIES temporary difference, the elimination of RVI's historical outside basis difference is not due to a change in the tax basis of an asset or liability. As background, RVI's tax basis of its investment in DSW was below its book basis in the shares. As RVI owned less than 80% of DSW and thus both RVI and DSW filed separate tax returns, any gain on the eventual sale by RVI of DSW shares would be taxable to RVI. RVI provided deferred taxes for this basis difference. When the merger closed, the parent/subsidiary relationship giving rise to the basis difference was eliminated and no tax cost was incurred to eliminate the historical basis difference. The elimination of the historical basis difference is an indirect effect that does not correspond to the pre-tax amount of the noncontrolling interest transaction that was recorded within equity, and accordingly is required to be reflected in the income statement.

We also note that the elimination of this basis difference, and corresponding derecognition of the deferred tax liability, is specifically addressed by ASC 740. ASC 740 requires a continuous assessment to determine whether such a basis difference represents a taxable temporary difference. Specifically, ASC 740-30-25-7 states:

Whether an excess of the amount for financial reporting over the tax basis of an investment in a more-than-50-percent-owned domestic subsidiary is a taxable temporary difference shall be assessed. It is not a taxable temporary difference if the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the entity expects that it will ultimately use that means. For example, tax law may provide that:

a.	omitted

b.
An entity may execute a statutory merger whereby a subsidiary is merged into the parent entity, the noncontrolling shareholders receive stock of the parent, the subsidiary's stock is canceled, and no taxable gain or loss results if the continuity of ownership, continuity of business entity, and certain other requirements of the tax law are met.

The Merger is exactly the type of transaction described by this guidance. The recognition, or derecognition, of a deferred tax liability due to a change in expectations about the taxability of such a basis difference is consistently reflected in income.

As requested, the Company acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its securities filings; (2) the Staff’s comments and changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and, (3) the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments regarding the foregoing, please contact the undersigned at (614) 872-1250.

Very truly yours,
/s/ Douglas J. Probst
Douglas J. Probst
Executive Vice President and Chief Financial Officer